FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

CNPJ No. 20.730.099/0001-94

A Publicly-Held Company

NOTICE TO THE SHAREHOLDERS

PAYMENT OF DIVIDENDS AND OF INTEREST ON NET EQUITY:-

SADIA S.A. announces to its Shareholders that the Board of Directors, at the meeting held on 03.26.2008, in conformity with the provision in item IV, Article 17 of the Bylaws, authorized: i) to set up a provision of funds to pay dividends under interest on equity relating to the first quarter of 2008, in the gross amount of R$0.067755 and net amount of R$ 0.057593 per ordinary and preferred shares. This interest shall be computed in the calculation of the compulsory minimum dividend to be approved at the Ordinary Shareholders Meeting to be held in 2009. ii) advance the payment of dividends amounting to R$ 0.009625 per ordinary and preferred shares, relating to the first quarter of 2008. These dividends shall be paid to shareholders on account of the net income for the year to be ended at 12.31.2008, and shall be taken into account in the calculation of the compulsory minimum dividend to be approved at the Ordinary Shareholders Meeting to be held in 2009. The corresponding amount shall be credited to the Company's accounting records at 03.31.2008, and shall be paid on 08.18.2008 based on the shareholding position of 04.03.2008, with the qualification that, in the case of interest, minus withholding income tax of fifteen percent (15%), in accordance with the terms of paragraph 2 of Law No. 9249/95, except for the shareholders who, provenly, have immunity or are exempted. The shares will be traded on São Paulo Stock Exchange and on New York Stock Exchange, ex-rights to interest on net equity and dividends, as of and including 04.04.2008.

São Paulo, March 26, 2008

Welson Teixeira Junior
Investor Relations Director

SADIA S.A.